Exhibit 99.1

Encana Corporation

Annual Meeting of Common Shareholders

May 13, 2014

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of Encana Corporation (the “Corporation”) held on May 13, 2014 in Calgary, Alberta. Each of the matters is described in greater detail in the 2014 Notice of Annual Meeting of Shareholders and Information Circular dated March 17, 2014 (the “Circular”).

1.	Election of Directors

By resolution passed via ballot, the following nine nominees were appointed as Directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed. The results of the ballot were as follows:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Peter A. Dea	428,568,559	99.61%	1,697,413	0.39%
Claire S. Farley	426,192,807	99.05%	4,073,165	0.95%
Fred J. Fowler	426,802,934	99.20%	3,463,038	0.80%
Suzanne P. Nimocks	424,600,295	98.68%	5,665,677	1.32%
Jane L. Peverett	425,742,870	98.95%	4,523,102	1.05%
Brian G. Shaw	421,282,851	97.91%	8,983,121	2.09%
Douglas J. Suttles	428,612,277	99.62%	1,653,695	0.38%
Bruce G. Waterman	426,986,267	99.24%	3,279,705	0.76%
Clayton H. Woitas	426,642,638	99.16%	3,623,334	0.84%

2.	Appointment of Auditors

By a resolution passed via show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditor of the Corporation to hold office until close of the next annual meeting or until their successors are duly appointed, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	Percent	Votes Withheld	Percent
466,672,983	99.28%	3,386,618	0.72%

Encana Corporation Annual Meeting of Shareholders 2014 Report of Voting Results	Page 2

3.	Acceptance of Corporation’s Approach to Executive Compensation

By resolution passed via ballot, shareholders voted on an advisory basis to accept the Corporation’s approach to Executive Compensation as described in the “Statement of Executive Compensation – Compensation Discussion and Analysis” sections of the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
405,111,085	94.15%	25,155,916	5.85%

4.	Confirmation of the Amendments to By-Law No. 1

By resolution passed via ballot, shareholders voted to confirm the amendments to the Corporation’s By Law No. 1 as described in the Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
425,515,508	98.89%	4,764,647	1.11%